TeliaSonera: Xfera Launches Its New Brand - Yoigo

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 26, 2006--TeliaSonera's (Nasdaq: TLSN) (HEX: TLS1V) (STO:TLSN) mobile operator in Spain, Xfera Moviles, today announces its new brand identity - Yoigo.

"We are glad to present Yoigo and we are convinced that the new brand will strengthen our efforts to make the fourth Spanish operator successful," says Kenneth Karlberg, President of TeliaSonera Norway, Denmark, Baltic and Spain.

The brand values are Simplicity and to be Fair, Witty, Honest and Efficient. The brand personality is to be human, friendly, urban, contemporary and hungry.

"Yoigo fits perfectly with our intention to start something new in the Spanish market which is also reflected in the new brand," says Kenneth Karlberg. "It is an accessible and transparent brand with which consumers can establish a relation of trust."

Xfera will launch mobile services under the Yoigo brand before the end of the year.

About Xfera Xfera is the mobile telecommunications company that was awarded the fourth 3G-licence in Spain. Xfera operates under its brand Yoigo. TeliaSonera, the leading telecoms operator in the Nordic and Baltic region has a 76.6% stakeholding in the company; ACS, the construction and services group, has a 17% stake, FCC, a 3.4% stake and Telvent, a 3% stake.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Birgitta Grafstrom, (0)8-713 58 30.
Communications Manager
TeliaSonera Norway, Denmark, Baltics and Spain